UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              STORAGENETWORKS, INC.
                              ---------------------
                                (Name of Issuer)

                     Common Shares, $.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    86211E103
                                    ---------
                                 (CUSIP Number)

                                October 29, 2003
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 14 Pages

                                  SCHEDULE 13G

CUSIP No.  86211E103                                          Page 2 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MARVIN H. DAVIDSON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          12,634,899
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         12,634,899
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    12,634,899

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    12.69%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                  SCHEDULE 13G

CUSIP No.  86211E103                                          Page 3 of 14 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  THOMAS L. KEMPNER, JR.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          12,657,439
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         12,657,439
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    12,657,439

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    12.72%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                  SCHEDULE 13G

CUSIP No.  86211E103                                          Page 4 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  STEPHEN M. DOWICZ

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a.  [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          12,657,439
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         12,657,439
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    12,657,439

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    12.72%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                  SCHEDULE 13G

CUSIP No.  86211E103                                          Page 5 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SCOTT E. DAVIDSON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          12,657,439
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         12,657,439
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    12,657,439

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    12.72%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                  SCHEDULE 13G

CUSIP No.  86211E103                                          Page 6 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL J. LEFELL

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          12,657,439
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         12,657,439
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    12,657,439

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    12.72%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                  SCHEDULE 13G

CUSIP No.  86211E103                                          Page 7 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  TIMOTHY I. LEVART

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED KINGDOM

                            5             Sole Voting Power
Number of                                          12,657,439
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         12,657,439
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    12,657,439

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    12.72%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                  SCHEDULE 13G

CUSIP No.  86211E103                                          Page 8 of 14 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ROBERT J. BRIVIO, JR.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          12,657,439
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         12,657,439
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    12,657,439

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    12.72%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                                              Page 9 of 14 Pages

Item 1(a)         Name of Issuer:

                  StorageNetworks, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  275 Grove Street, Newton, Massachusetts 02466

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Marvin H. Davidson ("Mr. Marvin Davidson");

                  ii) Thomas L. Kempner, Jr. ("Mr. Kempner");

                  iii) Stephen M. Dowicz ("Mr. Dowicz");

                  iv) Scott E. Davidson ("Mr. Scott Davidson");

                  v) Michael J. Leffell ("Mr. Lefell");

                  vi) Timothy I. Levart ("Mr. Levart); and

                  vii) Robert J. Brivio, Jr. ("Mr. Brivio").

                  This statement relates to shares (as defined herein) held for the accounts of (i) M.H. Davidson & Co., a New York corporation ("CO"), (ii) Davidson Kempner International, Ltd., a British Virgin Islands corporation ("DKIL"), (iii) Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership ("DKIP"), (iv) Davidson Kempner Partners, a New York limited partnership ("DKP"), (v) Davidson Kempner International Advisors, L.L.C., a Delaware limited liability company ("DKIA"), and (vi) M.H. Davidson & Co., L.L.C. 401(K) Plan (the "Plan"). The Reporting Persons are the general partners of CO and the sole stockholders of Davidson Kempner Advisers Inc., a New York corporation, the general partner of DKIP. The Reporting Persons are also the general partners of MHD Management Co., a New York corporation, the general partner of DKP. Finally, the Reporting Persons are the sole stockholders of DKIA, the manager of DKIL and, in such capacity, may be deemed to have voting and dispositive power over the Shares held for the account of DKIL. As a result of these relationships, each of the Reporting Persons may be deemed to have voting and dispositive power over the Shares held for the accounts of CO, DKIL, DKIP, DKP and DKIA. Each of the Reporting Persons, with the exception of Mr. Marvin Davidson, serve as trustees of the Plan. As a result, each of the Reporting Persons, with the exception of Mr. Marvin Davidson, may also be deemed to have voting and dispositive power over the Shares held for the account of the Plan.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 885 Third Avenue, New York, NY 10022.

                                                             Page 10 of 14 Pages

Item 2(c)         Citizenship:

                  1) Mr. Marvin Davidson is a citizen of the United States;

                  2) Mr. Kempner is a citizen of the United States;

                  3) Mr. Dowicz is a citizen of the United States;

                  4) Mr. Scott Davidson is a citizen of the United States;

                  5) Mr. Lefell is a citizen of the United States;

                  6) Mr. Levart is a citizen of the United Kingdom; and

                  7) Mr. Brivio is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common shares, $.01 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  86211E103

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  (1) As of November 3, 2003, Mr. Marvin Davidson may be deemed the beneficial owner of 12,634,899 Shares. Of this amount, (i) 176,630 Shares are held for the account of CO, (ii) 5,530,577 Shares are held for the account of DKIL, (iii) 219,218 Shares are held for the account of DKIA, (iv) 4,297,759 Shares are held for the account of DKIP, and (iv) 2,410,715 Shares are held for the account of DKP.

                  (2) As of November 3, 2003, each of Mr. Kempner, Mr. Dowicz, Mr. Scott Davidson, Mr. Leffell, Mr. Levart and Mr. Brivio may be deemed the beneficial owner of 12,657,439 Shares. Of this amount, (i) 176,630 Shares are held for the account of CO, (ii) 5,530,577 Shares are held for the account of DKIL, (iii) 219,218 Shares are held for the account of DKIA, (iv) 4,297,759 Shares are held for the account of DKIP, (v) 2,410,715 Shares are held for the account of DKP, and (v) 22,540 Shares are held for the account of the Plan.

                                                             Page 11 of 14 Pages


Item 4(b)         Percent of Class:

                  (1) The number of Shares of which Mr. Marvin Davidson may be deemed to be the beneficial owner constitutes 12.69% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent proxy statement on Schedule 14A, the number of Shares outstanding was 99,538,552 as of September 4, 2003).

                  (2) The number of Shares of which each of Mr. Kempner, Mr. Dowicz, Mr. Scott Davidson, Mr. Leffell, Mr. Levart and Mr. Brivio may be deemed to be the beneficial owner constitutes 12.72% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent proxy statement on Schedule 14A, the number of Shares outstanding was 99,538,552 as of September 4, 2003).

Item 4(c)         Number of shares as to which such person has:

    Mr. Marvin Davidson
    (i)       Sole power to vote or direct
              the vote:                                               12,634,899
    (ii)      Shared power to vote or to
              direct the vote                                                  0
    (iii)     Sole power to dispose or to
              direct the disposition of                               12,634,899
    (iv)      Shared power to dispose or to
              direct the disposition of                                        0

    Mr. Kempner
    (i)       Sole power to vote or direct
              the vote:                                               12,657,439
    (ii)      Shared power to vote or to
              direct the vote                                                  0
    (iii)     Sole power to dispose or to
              direct the disposition of                               12,657,439
    (iv)      Shared power to dispose or to
              direct the disposition of                                        0

    Mr. Dowicz
    (i)       Sole power to vote or direct
              the vote:                                               12,657,439
    (ii)      Shared power to vote or to
              direct the vote                                                  0
    (iii)     Sole power to dispose or to
              direct the disposition of                               12,657,439
    (iv)      Shared power to dispose or to
              direct the disposition of                                        0

    Mr. Scott Davidson
    (i)       Sole power to vote or direct
              the vote:                                               12,657,439
    (ii)      Shared power to vote or to
              direct the vote                                                  0
    (iii)     Sole power to dispose or to
              direct the disposition of                               12,657,439
    (iv)      Shared power to dispose or to
              direct the disposition of                                        0

    Mr. Leffell
    (i)       Sole power to vote or direct
              the vote:                                               12,657,439
    (ii)      Shared power to vote or to
              direct the vote                                                  0
    (iii)     Sole power to dispose or to
              direct the disposition of                               12,657,439
    (iv)      Shared power to dispose or to
              direct the disposition of                                        0

                                                             Page 12 of 14 Pages

    Mr. Levart
    (i)       Sole power to vote or direct
              the vote:                                               12,657,439
    (ii)      Shared power to vote or to
              direct the vote                                                  0
    (iii)     Sole power to dispose or to
              direct the disposition of                               12,657,439
    (iv)      Shared power to dispose or to
              direct the disposition of                                        0

    Mr. Brivio
    (i)       Sole power to vote or direct
              the vote:                                               12,657,439
    (ii)      Shared power to vote or to
              direct the vote                                                  0
    (iii)     Sole power to dispose or to
              direct the disposition of                               12,657,439
    (iv)      Shared power to dispose or to
              direct the disposition of                                        0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  (i) The shareholders of CO have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by CO in accordance with their ownership interests in CO.

                  (ii) The shareholders of DKIL have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by DKIL in accordance with their ownership interests in DKIL.

                  (iii) The partners of DKIP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by DKIP in accordance with their partnership interests in DKIP.

                  (iv) The partners of DKP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by DKP in accordance with their partnership interests in DKP.

                  (v) The participants in the Plan have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Plan in accordance with their interests in the Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                             Page 13 of 14 Pages

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 14 of 14 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    November 4, 2003                       MARVIN H. DAVIDSON


                                                /s/ Marvin H. Davidson
                                                --------------------------------


Date:    November 4, 2003                       THOMAS L. KEMPNER, JR.


                                                /s/ Thomas L. Kempner, Jr.
                                                --------------------------------

Date:    November 4, 2003                      STEPHEN M. DOWICZ


                                               /s/ Stephen M. Dowicz
                                               ---------------------------------

Date:    November 4, 2003                      SCOTT E. DAVIDSON


                                               /s/ Scott E. Davidson
                                               ---------------------------------

Date:    November 4, 2003                      MICHAEL J. LEFFELL


                                               /s/ Michael J. Leffell
                                               ---------------------------------

Date:    November 4, 2003                      TIMOTHY I. LEVART


                                               /s/ Timothy I. Levart
                                               ---------------------------------

Date:    November 4, 2003                      ROBERT J. BRIVIO, JR.


                                               /s/ Robert J. Brivio, Jr.
                                               ---------------------------------